Filed by Real Asset Acquisition Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: IQM Finland Oy

Commission File No.: 132-02882

Press Release

IQM secures €50M financing to accelerate global growth

●	€50 million financing package from funds and accounts managed by BlackRock will support IQM to scale operations, accelerate product development, and strengthen its market position.

●	The facility will support acceleration of IQM’s technology roadmap, fuel R&D, support entry into additional markets, and advance IQM’s leadership in quantum computing as IQM prepares for public listing.

Espoo, Finland, 30th March 2026 – IQM Quantum Computers, the global leader in deployed on-premises, full-stack superconducting quantum computers, today announced it has secured a €50 million financing package from funds and accounts managed by BlackRock.

This facility will support acceleration of IQM’s technology roadmap, fuel R&D, support entry into additional markets, and advance IQM’s leadership in quantum computing.

The announcement of this financing package follows IQM’s recent announcement of plans to become the first publicly listed European quantum computing company through a merger with Real Asset Acquisition Corp (“RAAQ”). The new facility lowers IQM’s overall cost of capital and improves the flexibility and diversity of its capital base.

“The financing package comes at a pivotal time for IQM, as we build momentum for our next phase of growth,” said Jan Goetz, CEO and Co-founder of IQM. “This financing further strengthens our capital structure, increasing the resources available to enable us to execute on our technology vision and expand into new markets.”

He added: “We build open and transparent quantum systems that institutions can operate directly, enabling hands-on use, long-term capability building, and full control over their quantum infrastructure. By making quantum computing accessible in this way, we are enabling ecosystems to grow, benefitting researchers, industries, and partners.”

With growing global demand for its on-premises quantum systems, IQM is well positioned to support enterprise quantum and quantum-AI adoption through a multifaceted strategy that includes hardware innovation, cloud accessibility, industry partnerships, and ecosystem development on the path toward fault-tolerant quantum computing.

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About IQM Quantum Computers:

IQM Quantum Computers is a global leader in superconducting quantum computers, delivering full-stack quantum systems and cloud platform access to research institutions, universities, high-performance computing centres, and national laboratories worldwide. IQM's on-premises deployment model gives customers direct ownership and control of their quantum infrastructure. Founded in 2018 and headquartered in Finland, it has over 350 employees. IQM operates across Europe, Asia, and North America and has announced its plans to become the first publicly listed European quantum company on a major U.S. stock exchange and considering dual listing on Helsinki Stock Exchange.

Media contact:

Email:  press@meetiqm.com

Mobile: +358 (0) 50 479 0845

Investor contact:

Email: ir@meetiqm.com

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination between IQM and RAAQ (the “Proposed Transaction”), IQM intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of RAAQ and a preliminary prospectus of IQM, and after the Registration Statement is declared effective by the SEC, RAAQ will mail the definitive proxy statement/prospectus relating to the proposed business combination to its shareholders as of a record date to be established for voting at the extraordinary general meeting of its shareholders (the “Extraordinary General Meeting”). The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the proposed business combination and the other matters to be voted upon at the Extraordinary General Meeting. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. RAAQ and IQM may also file other documents with the SEC regarding the proposed business combination. RAAQ’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about RAAQ, IQM and the proposed business combination. Shareholders may obtain copies of the Registration Statement, including the preliminary or definitive proxy statement/prospectus contained therein, and the other documents filed or that will be filed by RAAQ and IQM with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable non-U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based upon current estimates and assumptions that, while considered reasonable by IQM and its management, and RAAQ and its management, as the case may be, are inherently uncertain. These statements include: statements regarding IQM’s financing facility with funds affiliated with BlackRock and the benefits of such facility to IQM’s business; projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding IQM’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding IQM’s ability to execute its business model and the expected financial benefits of such model; expectations regarding IQM’s ability to attract, retain and expand its customer base; IQM’s deployment of proceeds from capital raising transactions; IQM’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; IQM’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting IQM’s markets; the successful consummation and potential benefits of the proposed business combination and expectations related to its terms and timing; the stock exchanges on which the securities of IQM are expected to trade; proceeds from the business combination and related PIPE; funds received by the combined company from RAAQ’s trust account and redemptions by RAAQ’s public shareholders; IQM’s ability to commercialize its hardware and software; the expectation that IQM is building the sovereign infrastructure that allows quantum ecosystems to grow; and the potential for IQM to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of IQM and RAAQ.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of IQM following the Proposed Transaction, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that IQM is pursuing an emerging technology, which faces significant technical challenges and may not achieve commercialization or market acceptance; IQM’s historical net losses and limited operating history; IQM’s expectations regarding future financial performance, capital requirements and unit economics; IQM’s use and reporting of business and operational metrics; IQM’s competitive landscape; IQM’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; IQM’s concentration of revenue in contracts with government or state-funded entities; IQM’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; IQM’s reliance on strategic partners and other third parties; IQM’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; IQM’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required shareholder and regulatory approvals for the Proposed Transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the Proposed Transaction; the risk that shareholders of RAAQ could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against IQM or RAAQ; failure to realize the anticipated benefits of the Proposed Transaction; the ability of IQM to issue equity or equity-linked securities in connection with the Proposed Transaction or in the future; and other factors described in RAAQ’s and IQM’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings made and to be made by IQM and RAAQ with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of IQM’s and RAAQ’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While IQM and RAAQ may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. An investment in RAAQ is not an investment in any of RAAQ’s founders’ or sponsors past investments, companies, or affiliated funds. The historical results of those investments are not indicative of future performance of RAAQ, which may differ materially from the performance of RAAQ’s founders’ or sponsors past investments.

Participants in the Solicitation

RAAQ, IQM and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from RAAQ’s shareholders in connection with the Proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of RAAQ’s shareholders in connection with the Proposed Transaction will be set forth in the Registration Statement, including the proxy statement/prospectus contained therein, when it is filed with the SEC. You can find more information about RAAQ’s directors and executive officers in RAAQ’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 3, 2026 and in the subsequent filings made by RAAQ with the SEC. Shareholders, potential investors, and other interested persons should read the Registration Statement, including the proxy statement/prospectus contained therein, carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction, including any European Economic Area member state or the United Kingdom. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. Any potential dual listing of IQM’s ordinary shares on the Helsinki stock exchange referred to in this communication would be made by means of a prospectus as set out in the EU Prospectus Regulation. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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